Vermillion, Inc.

Building Three, Suite 100

12117 Bee Caves Road

Austin, TX  78738

July 25, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Jim B. Rosenberg, Senior Assistant Chief Accountant,
Office of Healthcare and Insurance

Re:Vermillion, Inc.
Form 10-K for the Year Ended December 31, 2016

Filed March 31, 2017
File No. 001-34810

Dear Mr. Rosenberg:

On behalf of Vermillion, Inc. (the “Company”), I submit this letter in response to the comment (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter, dated June 29, 2017, received on July 18, 2017, relating to the Company’s Form 10-K for the year ended December 31, 2016.  For the convenience of the Staff, we have restated the Comment below, followed by the Company’s response.

Notes to Consolidated Financial Statements

Note 2: Recent Accounting Pronouncements, page F-10

1.

You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise future filings to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted, and provide us with a sense of the disclosures that you intend to include in future filings. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

In response to the Staff’s comment, the Company intends to include in future filings additional information regarding its status of implementation of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended by ASU 2015-14, including anticipated timing of completion of its analysis, and to the extent that the Company has identified the effect of the standard, the Company will add qualitative financial statement disclosures of such effect, as outlined in the guidance in SAB Topic 11.M.  The concepts that the Company discusses below are subject to change and will be updated, as necessary, for the actual results of the Company’s continued implementation efforts in the second half of 2017.

1)

The Company does not expect to have any License Revenue during the periods effected by the new standard.  The Company is in the early stages of its analysis of the effect Topic 606 will have on its Service Revenue, but expects to complete its analysis during the second half of 2017.

2)	The Company is also in the early stages of its analysis of its Product Revenue and also expects to complete this analysis in the second half of 2017.

The Company’s current revenue recognition policy for Product Revenue, as disclosed in its Annual Report on Form 10-K for the year ended December 31, 2016, is as follows:

The Company has adopted ASC 954-605, Health Care Entities—Revenue Recognition, as revenue from laboratory services has become significant to the Company. The Company’s product revenue is generated by performing diagnostic services using its OVA1 and Overa tests, and the service is completed upon the delivery of test results to the prescribing physician. The Company recognizes revenue related to billings for Medicare and commercial payers on an accrual basis, net of contractual and other adjustments, when amounts that will ultimately be realized can be estimated. Until a contract has been negotiated with a commercial payer or governmental program, the OVA1 and Overa tests may or may not be covered by these entities’ existing reimbursement policies. In addition, patients do not enter into direct agreements with the Company that commit them to pay any portion of the cost of the tests in the event that their insurance declines to reimburse the Company. In the absence of an agreement with the patient or other clearly enforceable legal right to demand payment from the patient, the related revenue is only recognized upon cash receipt.

Estimates of amounts that the Company will ultimately realize require significant judgment by management. Some patients have out-of-pocket costs for amounts not covered by their insurance carrier, and the Company may bill the patient directly for these amounts in the form of co-payments and co-insurance in accordance with the patient’s health plan. Some payers may not cover the OVA1 or Overa test as ordered by the prescribing physician under their reimbursement policies. The Company pursues reimbursement from such patients on a case-by-case basis. In the absence of contracted reimbursement coverage or the ability to estimate the amount that will ultimately be realized for the Company’s services, revenue is recognized when cash is received.

In addition to the above, the Company will include the following disclosure in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017:

Revenue that is recognized upon the ultimate receipt of cash under the Company’s existing revenue recognition policy will have to be reassessed under the new standard.

The Company has not yet determined the quantitative effect the adoption of Topic 606 is expected to have on its financial statements and thus is unable to disclose those amounts.  The next step in the Company’s implementation process is to review its patient account population to determine the appropriate distribution of patient accounts by payer  (i.e., Medicare, patient pay, other third-party payer, etc.) into portfolios with similar collection experience that, when evaluated for collectability, will result in a materially consistent revenue amount for such portfolios as if each patient account were evaluated on a contract-by-contract basis. We expect this to be completed in the second half of 2017.

The Company has not yet determined if it plans to utilize the full retrospective or modified retrospective method of adoption, but anticipates adopting the new standard in the first quarter of 2018.

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If you or any other member of the Staff have any questions regarding this response, please do not hesitate to contact me by telephone at (512) 519-0424.

Sincerely,

   /s/ Eric J. Schoen

Eric J. Schoen

Senior Vice President and Chief Accounting Officer

Vermillion, Inc.

cc:  Valerie Palmieri, President and Chief Executive Officer, Vermillion, Inc.

Beth Peev, Sidley Austin LLP

Bryan Lorello, BDO USA, LLP